Commission File No. 333-8878




                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of September, 2004


                          ULTRAPETROL (BAHAMAS) LIMITED
                 (Translation of registrant's name into English)

                          H & J Corporate Services Ltd.
                                  Shirlaw House
                                87 Shirley Street
                               Nassau, The Bahamas
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F [X] Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]  No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein are a copy of the Company's report for the six months ended June 30, 2004, containing certain unaudited financial information and a Management's Discussion and Analysis of Financial Condition and Results of Operations. This report amends the report for the six months ended June 30, 2004 that was submitted on Form 6-K with the Securities and Exchange Commission on August 17, 2004.

                          ULTRAPETROL (BAHAMAS) LIMITED

      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION FOR THE
                     SIX MONTHS ENDED JUNE 30, 2004 AND 2003

     The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements of Ultrapetrol (Bahamas) Limited ("the Company") and subsidiaries for the six months ended June 30, 2004 and 2003 included elsewhere in this report.

General

     The Company was formed on December 23, 1997 to hold all the capital stock of Princely International Finance Corporation (a Panamanian Company) and Ultrapetrol S.A. (an Argentine Company). The following discussion covers the unaudited financial results of the consolidated entity for the six month period ended June 30, 2004 with a comparison to the unaudited consolidated financial results for the same six month period in 2003.

     Currently, the Company owns and operates seven oceangoing vessels operating in South America, the Caribbean, United States, Europe and Far East. One of our vessels (Cape Pampas) is owned through our subsidiary Ultracape (Holdings) Ltd. ("Ultracape"). The Company's Suezmax Obo's (Princess Katherine, Princess Nadia and Princess Susana), are designed to carry oil as well as ore and other dry bulk commodities. These vessels together with our Cape Pampas are currently employed in the carriage of bulk dry cargoes.

     During the first six months of 2004 the Company employed a significant part of its fleet on time charter for different customers.

     During the first six months of 2004, the international freight market maintained rates significantly above those experienced in 2003.

     Of the Company's ocean going fleet, the Princess Marina was out of service due to accidents in her main engine for 52 days (in the first quarter of 2004) and the Cape Pampas and the Alianza G3 were out of service undergoing mayor repairs during 53 days and 22 days respectively On December 12, 2003 we entered into a Memorandum of Agreement, or MOA, to sell the Princess Laura for a total price of $4.1 million. The vessel was delivered to its new owners on January 9, 2004.

     On April 23, 2004 we entered into a MOA to sell the Princess Eva for a total price of $4.2 million. The vessel was delivered to its new owners on June 2, 2004.

     On April 23, 2004 the Company acquired, in a series of related transactions through two wholly-owned subsidiaries, from ACBL Hidrovias, Ltd. the remaining 50% equity interest in UABL Limited, "UABL", that it did not own along with a fleet of 50 barges and 7 pushboats. The total purchase price paid in these transactions was $26.1 million, $17.7 million of which was derived from the proceeds of previous vessel sales made by Ultrapetrol. The barges and pushboats enter Ultrapetrol's fleet as "Qualified Substitute Vessels" under the Indenture. Following this transaction in the second quarter of 2004, the Company has indirectly controls of UABL.

     During the first half of 2004, the Company through its subsidiaries, repurchased $5.7 million nominal value of its 10.5% First Preferred Ship Mortgage Notes due 2008 at a net amount of $4.3 million.

Revenue

     The majority of the Company's vessels are employed on time charters to affiliated and unaffiliated companies. The revenue from this operation is derived from a daily rate that is paid to the Company for the use of its vessels. Hire revenue accounted for 64% of the Company's total revenues for the six months ended June 30, 2004.

     Also, the Company's vessels are from time to time employed on a contract of affreightment ("COA") basis either for single or repetitive voyages. For a COA, the vessel owner or operator generally pays all voyage and vessel operating expenses and has the right to substitute one vessel for another. The rate is generally expressed in dollars per metric ton of cargo. Revenues earned under COA's are referred to as "freight". COA revenue accounted for 36% of the Company's total revenues for the six months ended June 30, 2004

     From the total revenues obtained from COA's during the first half of 2004, 98% were in respect of repetitive voyages for the Company's regular customers and 2% in respect of single voyages for occasional customers.

Expenses

     When vessels are operated on a COA basis (as well as any time when they are not operating under time or bareboat charter), all costs relating to a given voyage, including port charges, canal dues and fuel costs, are paid by the vessel owner and are recorded as voyage expenses.

     The Company's operating expenses, or running expenses, are generally paid through Ravenscroft Shipping Inc., a Miami based affiliate of the Company, which provides ship management services for the Company's vessels ("Ravenscroft"). Operating expenses include the cost of all ship management, crewing, spares and stores, insurance, lubricants, repairs and maintenance. The most significant of these expenses are maintenance and repairs, wages paid to marine personnel and marine insurance costs. In the case of our river barges chartered to UABL the Company has contracted the shipmanagement responsibilities to Lonehort Inc, an affiliate of UABL.

     Vessels are depreciated to an estimated scrap value on a straight-line basis over their estimated useful lives. The Company follows the deferral method of accounting for survey and dry-dock costs, whereby actual survey and dry-dock costs are capitalized and amortized over a period of two and one-half years until the date of the next dry-dock or special survey.

     The Company's other primary operating expenses include general and administrative expenses as well as ship management and administration fees paid to Ravenscroft and Oceanmarine S.A., another affiliate of the Company, which provides certain administrative services. The Company pays Oceanmarine S.A. ("Oceanmarine") a monthly fee of $10,000 per vessel for administrative services including general administration and accounting (financial reporting, preparation of tax returns), use of office premises, a computer network, secretarial assistance and other general duties. The Company pays Ravenscroft a monthly ship management fee of $12,500 per vessel for services including technical management, crewing, provisioning, superintendence and related accounting functions. The Company does not expect to pay fees to any affiliated entity other than those described here for management and administration functions.

     Through UABL the Company owns a drydock and a repair facility for its river fleet at Pueblo Esther, Argentina and rents offices in Asuncion, Paraguay and Buenos Aires, Argentina.


Foreign Currency Transactions

     Substantially all of the Company's revenues are denominated in U.S. dollars, but 7% of the Company total revenues is denominated in US dollars but collected in local currency at the equivalent amount of US dollars at the payment date and 5% of our total out of pocket operating expenses are paid in local currency. The Company's operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and the local currency. For accounting purposes, revenue and expense accounts are translated into U.S. dollars at the exchange rate prevailing on the date of each transaction. We do not hedge our exposure to foreign currency fluctuations except for the China construction contract where our subsidiary UP Offshore has a hedge for the portion of supplies of the vessel construction contract that is denominated in Euros for a total of Euros 2.9 million at approximately $1.14 per dollar.

Inflation

     The Company does not believe that inflation has had a material impact on the Company's operations, although certain of the Company's operating expenses (e.g., crewing, insurance and dry docking costs) are subject to fluctuations as a result of market forces.

     Inflationary pressures on bunker costs are not expected to have a material effect on the Company's future operations since freight rates for voyage charters are generally sensitive to the price of ship's fuel. A sharp rise in bunker prices may have a temporary negative effect on results since freights generally adjust after prices settle at a higher level.


Legal proceedings

     On February 21, 2003, Ursa Shipping Ltd. ("Ursa") brought suit in the United States District Court for the District of New Jersey against the Princess Susana and Noble Shipping Ltd. ("Noble") seeking damages arising out of the delay in delivery of a cargo of Kirkuk crude oil to the Valero terminal in Paulsboro, New Jersey. (Ursa Shipping v. the Princess Susana, et al. Civil Action No. 03-CV-747(FLW).) The Princess Susana (the "Vessel") was detained by the United States Coast Guard prior to her arrival in Paulsboro when, during a routine Coast Guard tank vessel examination, a small amount of cargo was found to have leaked from one of the cargo tanks into one of the void spaces aboard the Vessel. On or about February 25, 2003, Valero Marketing and Supply Co. ("Valero") commenced an action against Noble. (Valero Marketing and Supply Co.
v. Noble Shipping Ltd., Civil Action No. 03-CV-843 (FLW). The Valero and Ursa complaints sought damages in excess of $9 million. Noble took the position that the claims were overstated.

     In connection with the above complaints, the Vessel was arrested. Security was posted by the Vessel owner's protection and indemnity insurers in the amount of $11.2 million and the Vessel was released from arrest. Both the Ursa and the Valero complaints were answered, defenses were raised, and a counterclaim was raised in the Ursa action seeking, inter alia, unpaid freight and demurrage.

     Subsequently, Valero impleaded the seller of the cargo, Taurus Petroleum Ltd. ("Taurus"), into the action by way of an amended complaint. Noble has answered the amended complaint, raised defenses, and brought a cross claim against Taurus for indemnity.

     Following extensive settlement negotiations on May 26, 2004 the parties reached a global settlement of all the issues in the litigation and full releases were exchanged. In connection with the settlement, among other things, Noble's protection and indemnity insurers paid $2.25 million in full settlement of Valero's claims and Noble's freight and demurrage counterclaim was paid in the amount of $275,000. The matter is now fully concluded.

     On November 25, 1995, Ultrapetrol S.A. registered with the Customs Authority of Bahia Blanca the temporary importation of the Princess Pia.

     According to Decree No. 1493/92, such temporary importation was authorized for three years.

     In compliance with CIC No. 98 003 IT 01 300083-4 also registered with the Customs Authority of Bahia Blanca, the above mentioned term was extended, as confirmed by the Transport Secretariat which authorized the navigation, communication and commerce of Princess Pia as a vessel of Argentine flag up to November 21, 2001.

     On October 23, 2001 Ultrapetrol S.A.'s customs agent registered the re-exportation of Princess Pia with the Customs Authority of Bahia Blanca.

     Subsequently, as for November 22, 2001 the Transport Secretariat authorized the navigation of Princess Pia as a vessel of Panamanian flag, allowing her to carry domestic cargoes between Argentine ports within the country.

     On November 16, 2001, Ultrapetrol S.A.'s customs agent requested the cancellation of the vessel's temporary importation, stating that due to operative reasons such vessel was not able to enter the jurisdiction of the Custom Authority of Campana.

     As a result, the Customs Authority of Bahia Blanca considers that Ultrapetrol S.A. had incurred in the actions described under the provisions of
Section 970 of the Customs Code and, consequently, issued a resolution claiming the sum of Argentine pesos 4,689,695 (approximately US $1,610,000) as import taxes and the sum of Argentine pesos 4,689,695 (approximately US $1,610,000) as fines. Such resolution was based in the fact that as Ultrapetrol S.A. requested the cancellation of the regime without making the vessel available to the Custom Authority, such authority was not able to exercise its control and verifying functions as set forth in Section 268 of the Customs Code.

     In response to said resolution, on March 16, 2004 Ultrapetrol S.A. submitted an appeal with the Argentine Tax Court.

     The main arguments introduced by Ultrapetrol S.A. were, among others, that it has not caused any breach to the Customs Code since the Princess Pia has operated within Argentine territory only during the periods in which it was expressly authorized by the competent authorities and that the issuance of the appealed resolution was based on an incorrect interpretation of the customs legislation. The value of the vessel considered by the Custom Authority in order to establish the tax and fines claimed has also been objected to by Ultrapetrol S.A.

     Said appeal is pending resolution by the Argentine Tax Court.

     The management of the Company and its legal counsel do not believe the outcome of this matter should have (based upon the circumstances of the case, the existing regulations and the Company's insurances coverage) a material impact on its financial position or results of operations.

Results of Operations

Six months ended June 30, 2004 compared to the six months ended June 30, 2003.

     The following table sets forth certain historical income statement data for the periods indicated derived from the Company's statements of operations expressed in thousands of dollars.


                                                             Six month ended                    Six month ended
                                             2* Quarter'04     June 30, 2004    2* Quarter'03    June 30, 2003
Revenues
   Attributable to ocean fleet                       12,700             28,799          18,086            32,472
   Attributable to river fleet                       15,877             18,587           2,479             4,973
                                             --------------- ------------------ --------------- -----------------
                                                     28,577             47,386          20,565            37,445
Total Revenues

Voyage expenses
   Attributable to ocean fleet                           24              (459)         (4,136)           (6,717)
   Attributable to river fleet                      (4,887)            (4,887)            (16)              (39)
                                             --------------- ------------------ --------------- -----------------
                                                    (4,863)            (5,346)         (4,152)           (6,756)
Total

Running cost
   Attributable to ocean fleet                      (2,881)            (6,697)         (5,932)          (11,682)
   Attributable to river fleet                      (4,001)            (5,752)         (1,645)           (3,277)
                                             --------------- ------------------ --------------- -----------------
                                             --------------- ------------------ --------------- -----------------
                                                    (6,882)           (12,449)         (7,577)          (14,959)
Total


Amortization of dry-dock expense                    (1,154)            (2,127)         (2,061)           (4,135)

Depreciation of property and equipment              (3,722)            (6,606)         (3,974)           (8,020)

Management fees and administrative expenses         (2,445)            (3,960)         (1,784)           (3,378)

                                             --------------- ------------------ --------------- -----------------
Operating profit (losses)                             9,511             16,898           1,017               197

 Financial expense                                  (4,229)            (7,996)         (3,889)           (7,979)

 Financial gain on extinguishments of debts           1,156              1,344


Revenues

     Total revenues from our ocean fleet, net of commissions, decreased from $32.5 million in the first half of 2003 to $28.8 million in 2004, or a decrease of 11%. This decrease is primarily attributable to the effect of reductions in the revenues deriving from the sale of our vessels Princess Veronica, Princess Pia, Princess Eva, Princess Laura and Princess Marisol as well as Alianza G1 during the last twelve months. As well as, the fact that our Princess Susana operated under a time charter during the first half of 2004 while she was employed on voyage charters during the equivalent period of 2003. These reductions were partially offset by the higher time charter hire rates of our Princess Nadia, Princess Susana, Princess Katherine and Cape Pampas during the first half of 2004.

     The total of 75 days out of service experienced by the Cape Pampas and the Alianza G3 due to major repairs. The Princess Marina was out of service due to accidents for 52 days during the first quarter affected negatively our revenues in this period, part of this off hire time is compensated by our loss of hire insurance.

      Total revenues from our river fleet, net of commissions, increased by 272% from $5.0 to $18.6 million. This increase is primarily attributable to the consolidation of UABL revenues during the second quarter of 2004 while in the first quarter of 2003 river revenues only included the net proceeds for those of our vessels which were chartered by UABL.

      Operating profit for the first half of 2004 was $ 16.9 million, an increase of $16.7 million from the same period in 2003. In comparing these figures, the difference is mainly attributable to the higher results obtained from our vessels Princess Susana, Princess Nadia, Princess Katherine and Cape Pampas as well as the consolidation of the results of UABL following the acquisition of the remaining 50% of the shares of that company.

Voyage expenses

      In the first six months of 2004 voyage expenses of our ocean fleet were $0.5 million, as compared to $6.7 million for the first half of 2003, a decrease of $6.2 million, or 93%. The decrease is primarily attributable to the combined effect of a large portion of the Panamax fleet under COA employment during the first half of 2003 was sold during last year and the time charter employment of the Princess Susana instead of COA employment.

       In the first six months of 2004 voyage expenses of our river fleet were $4.9 million, as compared to $0 million for the first half of 2003, an increase of $4.9 million. The increase is attributable to the effect of the consolidation of UABL, as owned subsidiary in the second quarter of 2004.

Running costs

      Running costs of our ocean fleet decreased by about 43%, to $6.7 million in the first half of 2004 as compared to $11.7 million in the equivalent 2003 period. This decrease is mainly attributable to the sale of Princess Pia, Princess Veronica, Princess Eva, Princess Marisol, Princess Laura and Alianza G1 during the last twelve months.

       In the first half of 2004 running expenses of our river fleet were $5.8 million, as compared to $3.3 million for the first half of 2003, an increase of $2.5 million The increase is attributable to the effect of the consolidation of UABL, as owned subsidiary.

Amortization of dry-dock expense

      Amortization of dry docking and special survey costs decreased by $2.0 million, or 49%, to $2.1 million in 2004 as compared to $4.1 million in 2003. The decrease is primarily attributable to the vessels sold during the last year. The unamortized balance is included in the gain or loss resulting from the vessels sale.

Depreciation of property and equipment

      Depreciation and amortization decreased by $1.4 million, or 18%, to $6.6 million in the first six months of 2004 as compared to $8.0 million in 2003. This decrease is primarily due to the sale of the Princess Veronica, Princess Laura, Princess Pia, Princess Marisol and Alianza G1 partially compensated by the purchase of the new tug and river barges and the depreciation of the UABL fleet

Management fees and administrative expenses

      Management fees and administrative expenses were $3.4 million in the first six months of 2003 as compared to $3.9 million in 2004. This increase $0.5 million is attributable mainly to an increase in the overhead expenses of UABL partially compensated by a decrease in management fees.

Interest expense

      Interest expense has not changed in the first half of 2004 compared with the same period of 2003. This null variation is primarily attributable to the lower level of financial debt and consequential interest costs compensated with an increase of $0.5 million in interest expenses attributable to the effect of the consolidation of UABL, as owned subsidiary.

Financial gain on extinguishments of debt

      During the first half of 2004, the Company through its subsidiaries, repurchased $5.7 million nominal value of its 10.50% First Preferred Ship Mortgage Notes due 2008. We recognized a gain of $1.3 for the retirement of such debt.

Liquidity and Capital Resources

         The Company is a holding company with no material assets other than those of its subsidiaries. Consequently, it must fund its capital requirements through other sources, including cash dividends from subsidiaries, borrowings and shareholder contributions. The Company operates in a capital-intensive industry requiring substantial ongoing investments in revenue producing assets. The Company's subsidiaries have historically funded their vessel acquisitions through a combination of bank indebtedness, shareholder loans, cash flow from operations and equity contributions. As of June 30, 2004, the Company had total indebtedness of $184.0 million, $122.6 million from the Note Issue, $4.5 million in a senior loan facility with DVB Bank (America) N.V. for Kattegat Shipping Inc., a wholly owned subsidiary, for the purchase of the vessel Princess Marina, $13.0 million in a senior loan facility with Deutsche Shiffsbank Aktiengesellschaft for Majestic Maritime Ltd., a wholly owned subsidiary, re-financing the purchase of the vessel Princess Katherine, $8.0 million in a senior loan facility with Calyon for Braddock Shipping Inc, a 60% owned subsidiary, for the purchase of the vessel Cape Pampas. In April 2004, as result of the consolidation of UABL as owned subsidiary, an amount of $29.5 millions of financing debts were incorporated according to the following detail: $15.0 millions in a senior loan facility with International Finance Corporation, $7.5 millions Kreditanstalt F W, $1.7 millions with Citibank NA, $1.2 millions with Touax LPG SA and $4.1 millions with Transamerica Leasing INC. Also, accrued interest expenses for these loans of $3.4 million On January 23, 2004 UP Offshore (Bahamas) Ltd, a subsidiary, issued $3.0 million in preferred shares in favor of the International Finance Corporation ("IFC").

      At June 30, 2004, the Company had cash and cash equivalents on hand of $4.2 million.

      The Company believes, based upon current levels of operation, cash flow from operations, together with other sources of funds, that it will have adequate liquidity to make required payments of principal and interest on the Company's debt, including obligations under the Notes, complete anticipated capital expenditures and fund working capital requirements.

Operating Activities

      In the first six months of 2004, the Company generated a positive $17.0 million in cash flow from operations compared to $5.7 million for in the same period in 2003. Net earning for the first half of 2004 were $ 9.9 million which is $13.4 million more than net losses in the first half of 2003. Net cash provided by operating activities consists of our net income increased by non-cash expenses, such as depreciation and amortization of deferred, and adjusted by changes in working capital.

Investing Activities

      During the first six months of 2004 the Company disbursed $21.0 million in the purchase of 7 river tugs and 50 river barges partially paid ($17.7 million) with funds available in restricted cash of the Company and our subsidiary UP Offshore (Bahamas) Ltd. disbursed $14.7 million in advances to the yards contracted to build the new offshore vessels. Of this total we made equity contributions to UP Offshore for a total of $ 4.8 million. In April 2004, as result of the consolidation of UABL as owned subsidiary, the Company incorporated $1.1 million in river assets and exposed an increase of $1.7 million in Investment in affiliates.

Financing Activities

      Net cash provided by financing activities increased by $23.4 million. The increase in cash provided by financing activities in first half 2004 is mainly attributable to the issuance of preference shares in UP Offshore of $3.0 million and the re-financing of Princess Katherine purchase of $13 million partially offset with $12.3 million of repayments of principal on its financial debt made during the first half 2004. Also during the first half 2004, the Company through its subsidiaries, repurchased $5.7 million nominal value of its 10.5% First Preferred Ship Mortgage Notes due 2008 at a net amount of $4.3 million and applied $17.7 million of restricted fund of the Company in the purchase of new river equipment. (See Investing Activities).

Recent Developments

N/A.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

             FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2004 AND 2003

                                   (Unaudited)

                                          Contents                                              Page
-------------------------------------------------------------------------------------    -----------------


   Financial Statements

-  Condensed Consolidated Balance Sheets as of June 30, 2004 and 2003                          - F-1 -

-  Condensed Consolidated Statements of Income for the six months periods ended
   June 30, 2004 and 2003                                                                      - F-2 -

-  Condensed Consolidated Statements of Changes in Stockholders' Equity for the six
    months periods ended June 30, 2004 and 2003                                                - F-3 -

-  Condensed Consolidated Statements of Cash Flows for the six months periods ended
    June 30, 2004 and 2003                                                                     - F-4 -

-  Notes To Condensed Consolidated Financial Statements as of June 30, 2004 and 2003           - F-5 -


                           ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES
                CONDENSED CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2004 AND 2003
                                             (Unaudited)
              (stated in thousands of U.S. dollars, except par value and share amounts)

                                                                      2004             2003
                                                               ---------------  ---------------
ASSETS

  CURRENT ASSETS
    Cash and cash equivalents                                          4,174            5,905
    Restricted cash                                                    3,936            6,384
    Investments                                                        7,033              322
    Accounts receivable, net                                          11,286            9,919
    Due from affiliates                                                4,029            8,851
    Inventories                                                        1,931            2,050
    Prepaid expenses                                                   1,886            4,195
    Other receivables                                                  5,431            3,973
                                                               ------------------------------
    Total current assets                                              39,706           41,599
                                                               ------------------------------
  NONCURRENT ASSETS

    Dry Dock                                                           7,123            7,909
    Other receivables                                                  7,582            7,408
    Other receivables related parties                                  2,506                -
    Property and equipment, net                                      193,102          123,806
    Investment in affiliates                                           2,201           25,621
    Restricted cash                                                    4,041                -
    Other assets                                                       3,640            5,032
                                                               ------------------------------
    Total noncurrent assets                                          220,195          169,776
                                                               ------------------------------
  Total assets                                                       259,901          211,375
                                                                    =========       =========
LIABILITIES, MINORITY INTEREST
AND STOCKHOLDERS' EQUITY

  CURRENT LIABILITIES

    Accounts payable and accrued expenses                              7,219            6,833
    Due to affiliates                                                      -              542
    Other financial debt (note 3)                                     14,925           11,269
    Current portion of capital lease obligations                         673                -
    Other payables                                                       615              308
                                                               ------------------------------
    Total current liabilities                                         23,432           18,952
                                                               ------------------------------
  NONCURRENT LIABILITIES

    Long-term debt  (note 3)                                         122,641          135,000
      Other financial debt, net of current portion (note 3)           45,290           19,398
      Capital Lease obligations, less current portion                    533                -
                                                               ------------------------------
    Total noncurrent liabilities                                     168,464          154,398
                                                               ------------------------------
  Total liabilities                                                  191,896          173,350
                                                               ------------------------------
  MINORITY INTERESTS                                                  29,562            6,479
  MINORITY INTEREST SUBJECT TO PUT RIGHT                               4,787                -
  STOCKHOLDERS' EQUITY
    Common  stock,  $.01 par  value:  authorized
    shares  2,134,451,  issued and                                        21               21
    outstanding 2,109,239  (note 7)
    Paid-in capital                                                   68,884           68,884
    Treasury stock (note 7)                                          (20,332)         (20,332)
    Accumulated other comprehensive income                               171                -
    Accumulated deficit                                              (15,088)         (17,027)
                                                               -------------------------------
    Total stockholders' equity                                        33,656           31,546
                                                               -------------------------------
  Total liabilities, minority interest and
    stockholders' equity                                             259,901          211,375
                                                                    =========       =========

The accompanying notes to condensed consolidated financial statements are an part of these statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

             FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2004 AND 2003

                                   (Unaudited)
                      (stated in thousands of U.S. dollar)

                                                       2004            2003
                                                    ------------- -------------

REVENUES

    Revenues ocean fleet                                 27,539          32,418
    Revenues ocean fleet from related parties             1,260              54
    Revenues river fleet                                 15,877              43
    Revenues river fleet from related parties             2,710           4,930
                                                    -----------     -----------
    Total revenues                                       47,386          37,445
                                                    -----------      ----------
OPERATING EXPENSES

    Voyage expenses ocean fleet                            (459)         (6,717)
    Voyage expenses river fleet                          (4,887)            (39)
    Running costs ocean fleet                            (6,697)        (11,682)
    Running costs river fleet                            (5,752)         (3,277)
    Amortization of dry dock expense                     (2,127)         (4,135)
    Depreciation of property and equipment               (6,607)         (8,020)
    Management fees to related parties                     (837)         (1,529)
    Administrative expenses                              (3,122)         (1,849)
                                                    -----------     -----------
    Total operating expenses                            (30,488)        (37,248)
                                                    -----------      ----------
  Operating profit                                       16,898             197
                                                         ======          ======
OTHER INCOME (EXPENSES)

    Financial expense                                    (7,997)         (7,979)
    Financial gain on extinguishment of debt              1,344               -
    Financial income                                         77             135
    Investment in subsidiaries                              112           3,149
    Other net income                                        164           1,385
                                                    -----------     -----------
    Total other expenses                                 (6,300)         (3,310)
                                                    -----------     -----------
  Income (loss) before tax on minimum
    presumed income  and minority interest               10,598          (3,113)

    Minority interest                                      (519)           (339)
    Tax on minimum presumed income                         (165)            (91)
                                                    -----------     -----------
  Net income (loss) for the period                        9,914          (3,543)
                                                         ======         =======

     The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES


             CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

             FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2004 AND 2003

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)




                                          Additional
                             Common        paid-in       Treasury    Accumulated other      Accumulated       Total        Total
        Balances             stock         capital        stock     comprehensive income      deficit         2004         2003
---------------------------------------  ------------------------------------------------ ---------------- ------------- -----------

At beginning of year           21             68,884      (20,332)              222           (25,002)       23,793        35,089

Comprehensive income:
-  Net income (loss) for
the                                                                                                           9,914        (3,543)
period                                                                                          9,914
-  Changes in value of                                                                                                          -
derivates                                                                       (51)                            (51)
                                                                                                            --------     ---------
Total Comprehensive                                                                                           9,863        (3,543)
income (loss)

                                              ------      -------            ------           --------      --------      --------
At end of period 2004          21             68,884      (20,332)              171           (15,088)       33,656
                            =======           ======       ======             =====             ======       ======

At end of period 2003              21         68,884      (20,332)                -           (17,027)                      31,546
                            =======           ======       ======             =====             ======                       =====


The accompanying notes to condensed consolidated financial statements are an integral part of these statements.

                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

             FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2004 AND 2003
                                   (Unaudited)
                      (stated in thousands of U.S. dollars)

                                                                     2004               2003
                                                                --------------      ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net earning (loss) for the period                                   9,914            (3,543)
   Adjustments to reconcile net income (loss) to cash
   provided by operating activities:
     Depreciation of property and equipment                            6,607             8,020
     Dry dock expenses                                                 2,127             4,135
     Minority interest in equity and subsidiaries                        519                 -
     Financial gain on extinguishment of debt                         (1,344)
     Note issuance expenses amortization                                 274               292
     Accrued interest                                                     86               125
     Net income from investment in affiliate                            (112)           (3,149)
     Gain from sales of property and equipment                          (111)             (905)
    Changes in assets and  liabilities,  net of
     effects from  purchase of UABL
Company :
       (Increase) decrease in assets:
          Accounts receivable                                            819            (2,275)
          Due from affiliates                                          8,872             4,395
          Inventories                                                    668              (458)
          Prepaid expenses                                             1,222              (896)
          Other receivables                                              382              (911)
            Other assets                                                 (14)             (807)
        Increase (decrease) in liabilities:
          Accounts payable and accrued expenses                       (2,517)            1,804
          Due to affiliates                                           (9,523)              274
          Current portion of other financial payable                    (346)                -
          Other payables                                                (496)            (426)
                                                                  ----------         ----------
           Net cash provided by operating activities                  17,027             5,675
                                                                  ----------         ----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Property and equipment purchase                                   (36,795)            (126)
   Purchase of UABL Company, net of cash acquired                     (1,713)              (4)
   (Decrease) Increase in time deposit                                (6,739)             (52)
    Increase in dry dock                                              (5,758)          (3,187)
    Sales of property and equipment                                    6,501            4,002
                                                                  ----------         ----------
           Net cash used in investing activities                     (44,504)             633
                                                                  ----------         ----------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from long financial debt                                 16,000                 -
    Minority interest put right - payments                              (119)                -
    Funds used in reacquisition of the notes                          (4,261)                -
    Minority interest in equity of subsidiary                         12,458             3,047
    Proceeds from (repayment of) long financial debt                 (12,349)           (3,452)
    Decrease (increase) restricted cash-time deposit                  11,674            (4,722)
                                                                  ----------         ----------
                 Net cash used in financing activities                23,403            (5,127)
                                                                  ----------         ----------
   Net (decrease) increase in cash and cash equivalents               (4,074)            1,181

   Cash and cash equivalents at the beginning of year                  8,248             4,724
                                                                  ----------         ----------
   Cash and cash equivalents at the end of period                      4,174             5,905
                                                                     =======            =======
            The accompanying notes to condensed consolidated financial statements are an integral part of these statements.


                 ULTRAPETROL (BAHAMAS) LIMITED AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                          AS OF JUNE 30, 2004 AND 2003

                                   (Unaudited)

        (stated in thousands of U.S. dollars, except otherwise indicated)


1.   BASIS OF PRESENTATION

     The condensed consolidated financial statements for the six months periods ended June 30, 2004 and 2003, were prepared by the Company without audit. In the opinion of management, all normal recurring nature adjustments necessary to present fairly the financial position, results of operations, and cash flows for the interim periods were made.

     Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, were condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the consolidated financial statements for the years ended December 31, 2003, 2002 and 2001.


2.   SHARE SALE AGREEMENTS SIGNED BY THE COMPANY

     On June 28, 2001, the Company issued 138.443 new shares for 5,296 which were totally subscribed by Los Avellanos, one of the Company's original shareholders and was paid with 3,297 in 2001 and 1,104 in 2002 and the balance are payable in July 2004.


3.   LONG-TERM DEBT, CAPITAL LEASE OBLIGATION AND OTHER FINANCIAL PAYABLES

     On March 30, 1998, the Company successfully completed its offering of 135,000 principal amount of its 10.5% First Preferred Ship Mortgage Notes due 2008 ("the Notes"). In accordance with the terms provided in such Offering, the Notes to be issued are fully and unconditionally guaranteed on a joint and several basis by certain subsidiaries of the Company, and are secured by first ship mortgage on vessels already owned by the guarantors and on additional vessels that the Company purchased with the proceeds obtained from the Offering.

     During the last quarter of 2003, the Company through its subsidiaries, repurchase 6,659 nominal value of its 10,5% First Preferred Ship Mortgage Notes due 2008.

     Afterwards, during 2004, the Company through its subsidiaries, repurchase 5,700 nominal value of its 10,5% First Preferred Ship Mortgage Notes due 2008.

     The Company recognized a gain de 1,344 (a gain of 1,439 for the excess of the net carrying amount over the reacquisition price less 95 for the unamortized deferred issuance expenses associated with these Notes) in the statement of operations for the six months periods ended June 30, 2004, for the extinguishment of the debt and derecognized a liability for 5,700.


      As of June 30, 2004, the Company's noncurrent portion of long-term debt amounts to 122,641. It exclusively comprises the debt principal amount of the Notes. The related interest expense, totaling 3,220 is accrued in other financial payables.

      The balances of financial payables as of June 30, 2004 and 2003 are as follows:

                                                                Nominal value
                                                          ------------------------
                       Financial institution   Agreement   Current    Noncurrent    Accrued     Total     Average rate
                              / other            year                              expenses
                      --------------------------------------------------------------------------------------------------

Total 2003                                                    7,432      154,398      3,837     165,667
                                                              =====       ======     =======     ======
Ultrapetrol Bahamas  Private Investors (Notes)   1998            -       122,640      3,221     125,861          10,5%
Kattegat              Nedship Bank               2000         1,000        3,500         73       4,573   Libor + 1,25%
Braddock              Calyon                     2002         2,574        5,425         53       8,052    Libor + 1,5%
Majestic              Deustche Schiffsbank A.    2004         4,000        9,000         41      13,041  Libor + 1,625%
UABL Barges Panama    IFC                        2002           804       10,446         28      11,278   Libor + 3,75%
UABL Barges Panama    IFC                        2002           375        3,375          9       3,759   Libor + 3,50%
UABL Barges Panama    Kreditanstalt F W          2003           750        6,750         18       7,518   Libor + 3,50%
UABL Paraguay         Citibank NA                2002            64            -          -          64   Libor + 2,00%
UABL Paraguay         Citibank NA                2002           247        1,359          -       1,606   Libor + 2,75%
UABL Paraguay         Touax LPG SA               2002           673          533          -       1,206           6,50%
UABL Limited          Transamerica Leasing Inc   2001         1,665        2,435          -       4,100           7,94%
Others                                           2004           -          3,000          -       3,000    Libor + 1,5%
Others overdraft      Citibank Asuncion          2004             4        -              -           4
                                                          ---------  -----------  -----------------------
Total 2004                                                   12,156      168,463      3,443     184,062
                                                              =====       ======     =======      ======


4.   NON-CURRENT RESTRICTED CASH

     As of June 30, 2004, 4,041 corresponding to the proceeds from the sale of vessels has disclosed in noncurrent assets is related to cash which, under the terms and conditions of the Notes, should only be used to acquire another vessels to guarantee the Notes.


5.   PROPERTY AND EQUIPMENT

     On March 11, 2003 the Company entered into a Memorandum of Agreement, ("MOA"), to sell the Princess Sofia for a total price of $2.3 million. The vessel was delivered to its new owners on April 25, 2003.

     On May 22, 2003 we entered into MOA, to sell the Princess Veronica for a total price of $1.965 million. The vessel was delivered to its new owners on June 5, 2003.

     The proceeds from the sale of the Princess Veronica and the Princess Sofia Vessel were deposited in a restricted cash account and can only be used to buy another vessel to guarantee the Notes.

     On April 23, 2004 we entered into a MOA, to sell the Princess Eva for a total price of $4.2 million. The vessel was delivered to its new owners on June 2, 2004.

     The proceeds from the sale of the Princess Eva Vessel were deposited in a restricted cash account and can only be used to buy another vessel to guarantee the Notes.

     On April 23, 2004 the Company purchased 50 river barges and 7 river tugboats. The total purchase price paid in these transactions was $20.8 million, $17.7 million of which were derived from the proceeds of previous vessels sales by the Company. The barges enter the Company's fleet as a guarantee to the Notes.

6.   PURCHASE OF 50% EQUITY INTEREST IN UABL LIMITED

     On April 23, 2004 the Company acquired in a series of related transactions, through two wholly owned subsidiaries, from ACBL Hidrovias Ltd. the remaining 50% equity interest in UABL Limited that it did not own along with the fleet of 50 river barges and 7 river tugboats. As of June 30, 2004 the consolidated financial statements of the Company include the accounts of UABL Limited.

7.   COMMON AND TREASURY STOCK

     Ultrapetrol Bahamas has an authorized capital of 21, and one class of shares of one series comprising 2,134,451 (2,065,760 paid-in and 68,691 not yet paid-in) as of June 30, 2004 and 2003 respectively, common shares with a par value of 0.01 each.

     In addition, as of June 30, 2004 the Company registered $20,332, in the Treasury Stock account, $20,000 of which corresponding to the amount payable for the shares, and $332 to direct cost of acquisition.


8.   CLAIMS AGAINST THE COMPANY

     On February, 2003, Ursa Shipping Ltd. ("Ursa") brought suit in the United States District Court for the District of New Jersey against M/T Princess Susana and Noble Shipping Ltd. ("Noble"), a wholly owned subsidiary of the Company, seeking damages arising out of the delay in delivery of a cargo of Kirkuk crude oil to the Valero terminal in Paulsboro, New Jersey. Also in February 2003, Valero Marketing and Supply Co. ("Valero") commenced an action against Noble (Valero Marketing and Supply Co. v. Noble Shipping Ltd., Civil Action No. 03-CV-843 (FLW). The Valero and Ursa complaints sought damages in excess of 9 million. Noble took the position that the claims were overstated.

     In connection with the above complaints, the vessel was arrested. Security was posted by the vessel owners' protection and indemnity insurers in the amount of 11.2 million and the vessel was released from arrest. Both the Ursa and the Valero complaints were answered, defenses were raised, and a counterclaim was raised in the Ursa action seeking, inter alia, unpaid freight and demurrage.

     Subsequently, Valero impleaded the seller of the cargo, Taurus Petroleum Ltd, ("Taurus"), into the action by way of an amended complaint. Noble has answered the amended complaint, raised defenses, and brought a cross claim against Taurus for indemnity.

     On May 26, 2004 the parties reached a global settlement of all the issues in the litigation and full releases were exchanged. In connection with the settlement, among other things, Noble's protection and indemnity insurers paid 2,250 in full settlement of Valero's claims and Noble's freight and demurrage counterclaim was paid in the amount of 0,275. The matter is now fully concluded.

9.   CLAIMS AGAINST INSURANCE COMPANIES

     As of June 30,  2004 and 2003,  the "Other  receivables"  account  includes
     8,108  and  9,139,  respectively,   related  to  claims  against  insurance
     companies.

     For the period of six months ended June 30, 2004, there are not amounts related to claims for loss of income (business interruption).

     The "Other net income" account for the period of six months ended June 30, 2003, includes 1,563 related to claims for loss of income (business interruption) corresponding to the Princess Pia, Princess Eva and Alianza G1.

10.  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

     Interest and income taxes paid for the six month period ended June 30, 2004 and 2003 are as follows:

                                                      Six months period
                                                        ended, June 30
                                             ----------------------------------
                                                  2004                 2003
                                             ----------------    ---------------

     -        Interest                            7,970               7,683
     -        Income taxes                          160                  67




11.  SUPPLEMENTAL GUARANTOR INFORMATION

     The First  Preferred Ship Mortgage Notes issued on March 30, 1998 described
     in  note  3.,  are  fully  and   unconditionally   guaranteed   by  certain
     subsidiaries of the Company.

     The subsidiaries which offered its assets in collateral of the above - mentioned indebtedness are: Ultrapetrol Argentina, Imperial, Cavalier, Regal, Baldwin, Tipton, Kingsway, Plate Princess, Panpetrol, Oceanview, Kingly, Sovereign, Monarch, Noble, General Venture, Riverview, Oceanpar and Parfina ("Subsidiary Guarantors").

     Supplemental combining financial information for the Guarantors Subsidiaries is presented below. This information is prepared in accordance with the Company's accounting policies. This supplemental financial disclosure should be read in conjunction with these condensed consolidated financial statements.

              SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                                 BALANCE SHEETS

                          AS OF JUNE 30, 2004 AND 2003

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)

                                                  2004            2003

                                             --------------- ---------------
ASSETS

    Current assets                                 10,380          27,215
    Noncurrent assets                              83,018          92,209
                                             --------------------------------
  Total assets                                     93,398         119,424
                                                =========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY

    Current liabilities                            99,546         113,897
    Stockholders' equity                           (6,148)          5,527
                                             --------------------------------
  Total liabilities and stockholders' equity       93,398         119,424
                                                =========       =========



              SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                           STATEMENTS OF INCOME (LOSS)

             FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2004 AND 2003

                                   (Unaudited)

                      (stated in thousands of U.S. dollars)


                                                   2004            2003
                                             -------------- ---------------

    Revenues                                      25,224           29,411

    Operating expenses                           (15,975)         (30,012)
                                             ------------    ------------
     Operating profit (loss)                       9,250             (601)

     Other expenses                               (6,993)          (5,518)
                                             ------------    ------------
      Income (loss) before tax on
      minimum presumed income and                  2,257           (6,119)
      minority interest

    Tax on minimum presumed income                   (34)             (82)
                                             ------------    ------------
     Net (loss) income for the period              2,223           (6,201)
                                                  =======         =======

                   SUPPLEMENTAL CONDENSED COMBINED SUBSIDIARY GUARANTORS

                                 STATEMENTS OF CASH FLOWS

                  FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2004 AND 2003

                                        (Unaudited)

                           (stated in thousands of U.S. dollars)

                                                                    2004            2003
                                                               --------------- ------------

   Net (loss) income for the period                                  2,223          (6,201)
   Adjustments to reconcile net (loss) income
   to cash provided by (used in)
   operating activities:                                            12,265           4,084
                                                                ------------   ------------
    Net cash  (used in) provided by operating activities            14,488          (2,117)

    Net cash (used in) provided by investing activities            (15,924)          3,007

    Net cash provided by (used in) financing activities                  6             (52)
                                                                ------------   ------------
   Net increase in cash and cash equivalents                         (1430)            838

   Cash and cash equivalents at the beginning of the year            2,363             931
                                                                ------------   ------------
   Cash and cash equivalents at the end of the period                  933           1,769
                                                                    ========        =======

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          ULTRAPETROL (BAHAMAS) LIMITED
                                  (registrant)




Dated:  September 30, 2004         By:  /s/ Felipe Menendez
                                   -------------------------------
                                   Felipe Menendez
                                   President









02351.0001 #515282